

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 19, 2017

Steven Cochran
Chief Executive Officer
WideOpenWest, Inc.
7887 East Belleview Avenue, Suite 1000
Englewood, Colorado 80111

> **Re: WideOpenWest, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2017**
> **File No. 333-216894**

Dear Mr. Cochran:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Strong Financial Performance Benefiting from the Mix Shift to HSD, page 5

1.   Please accompany your discussion of your "strong financial performance" with balancing disclosure addressing your historical revenue fluctuations and unprofitability.

Distribution, page 9

2.   We note your disclosure regarding the dissolution of your indirect parent company, WideOpenWest Holdings, LLC, in connection with this offering. For clarity, please consider providing an organizational chart showing your corporate structure both before and after the offering.

Use of Proceeds, page 43

3.   Disclose the amount of debt to be discharged with proceeds from the offering. Disclose
        the interest rate and maturity of such indebtedness.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

4.   We note your focus on "maintaining a profitable video subscriber base." We also note
        the challenges that you discuss in relation to this goal such as increasing programming
        costs, limits to your ability to negotiate lower programming costs, and the potential
        inability to pass along programming cost increases to your customers. In light of these
        pressures, and your statement that you intend to "increase the channel capacity of [your]
        systems and add programming to [your] expanded basic and digital programming tiers,"
        please provide further detail as to how you intend to maintain a profitable video
        subscriber base.

5.   We note your disclosure of gross profit by service type on page 52. To provide investors
        with insight regarding your gross profit margins, please also include an analysis of gross
        profit by service type, similar to your revenue discussion on page 62. Also, for each
        service type, disclose how you calculated the gross profit including how you allocated
        cost of revenue to each service.

Critical Accounting Policies and Estimates, page 55
Valuation of Plant, Property and Equipment and Intangibles, page 55

6.   We note that your indefinite lived intangible asset, franchise operating rights, accounted
        for 38% of total assets as of December 31, 2016. We also note that your current
        disclosure in critical accounting estimates does not provide investors with insight into
        how you determined that these rights have an indefinite life. In this regard, expand your
        disclosure to discuss why you have determined that your franchise rights have an
        indefinite useful life.

Asset Impairments, page 56

7.   We note you use the multi-period excess earnings method to value your franchise
        rights. In this regard, please tell us what analysis you performed to assess the
        reasonableness of your conclusions and how you considered other income approaches,
        such as the Greenfield approach. If you did analyze your conclusions using other
        methodologies, please tell us if the fair value determined under the multi-period excess
        earnings method would be materially different from the fair value determined under the
        Greenfield or other methodologies.

8.　　It appears that each franchise operating right is a unit of accounting. Tell us if each franchise operating right represents a geographical area or how you determine your unit of accounting for impairment testing.

9.　　With regard to impairment testing, for the periods presented, disclose whether you used the qualitative method or quantitative method to assess recoverability for your franchise rights. For each unit of accounting (with a material franchise balance) that faces impairment risk, please disclose:

- the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

- quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting.

10.　　Disclose the extent to which your expected future cash flows associated with franchise rights are affected by your intent and /or ability to renew or extend the arrangement in accordance with ASC 350-30-50-4.

11.　　We note that your goodwill accounted for 20% of total assets as of December 31, 2016. We also note that your current disclosure in critical accounting policies and estimates does not provide investors with insight with regard to impairment testing methods used for the periods presented. In this regard, for the periods presented, disclose whether you used the qualitative method or quantitative method to assess recoverability for goodwill. Also, for each reporting unit (with a material goodwill balance) that faces impairment risk, please disclose:

- the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

- quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each reporting unit.

Results of Operations – Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 61
Revenue, page 62

12.　　We note your statement that RGUs declined by $102.7 million and ARPU increased by $84.7 million between the year ended December 31, 2015 and December 31, 2016. Please expand your disclosure to state the underlying reason(s) for the fluctuations, including known trends and uncertainties.

13.　　You state that ARPU of your customer base is "calculated as subscription revenue for each of the HSD, Video and Telephony services divided by the average total RGUs for each service category for the respective period." In order to provide investors with specific insight as to trends of each ARPU factor, please disclose subscription revenue and average RGUs for each service category for each respective period.

Operating Expenses (Excluding Depreciation and Amortization), page 63

14.   Explain the correlation between the decrease in Video programing costs and decreases in Video RGUs. In addition explain the drop in Video programing costs.

Income Taxes Benefit (Expense), page 64

15.   On page 65 you state that, "as a result of the WOW! Finance's change in tax status, the Company recorded a deferred tax benefit of $103.6 million due to a reversal of a portion of its existing valuation allowance." Please explain this statement.   Tell us specifically how you determine that a portion of your existing valuation allowance should be reversed. Refer to your basis in accounting literature. Disclose this information in your critical accounting policies and estimates.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 66

16.   Explain how the declines in total subscription revenue and video subscription revenue attributable to the disposition of the South Dakota systems ($56.6 million and $19.8 million, respectively) were greater than the total subscription revenue and video subscription revenue declines for the entire year ($47 million and $9.7 million, respectively).

Our Business, page 72
Our Systems and Markets, page 75

17.   Indicate whether the Midwestern and Southeastern United States will continue to be your focus in the future or are there plans to extend the Company's business into other geographic regions?

18.   We note your market chart on page 76. Please clarify that the cities listed in the chart are not your actual markets but instead you provide service to the suburbs of these markets. Discuss the barriers to entry into the specific cities listed.

Our Business, page 72
Accelerate Investment in Highly Accretive Network Edge-Out Builds, page 79

19.   We note your statement that average capital expenditures per acquired customer represents "a mid-single digit multiple" of your average customer's annual Adjusted EBITDA contribution and that you expect this multiple to decrease over time. We also note that your capital expenditures have increased in the past fiscal year, including capital expenditures related to edge-outs and business services. Please supplement this discussion here and elsewhere regarding reducing capital expenditures with

management's view regarding capital expenditure trends in the future especially in light of statements pointing to increased capital expenditures for edge-outs and business services.

Competition, page 83

20.   We note your belief that "some customers" have chosen to receive video over the Internet rather than through your video subscription services. Expand your trends discussion in MD&A to discuss the negative effect "cord cutters" have had on your revenues to date, and how significant an effect this known trend will have in the future on your operations and financial condition.

Internet Service, page 88

21.   Tell us why "it is unknown how the Open Internet Order" may affect your business.

Director Compensation, page 117

22.   Explain the nature of the management services provided by Avista as compared to the role of your existing executive officers and board of directors. Clarify who will provide the services that Avista provided following this offering and the termination of the Financial Advisory Agreement.

Effect of the Distribution and this Offering, page 121

23.   Please clarify your statement that at "the effective time of this registration statement, Parent intends to make modifications to the then-outstanding unvested equity awards held by our employees, including the named executive officers."

Combined Consolidated Statements of Changes in Stockholder's Deficit, page F-5

24.   Tell us why the contribution from your parent was recorded during the year ended December 31, 2016. We note, based on your disclosure on page F-16, that most of the contribution occurred on December 18, 2015.

Segments, F-13

25.   We note your discussion of gross profit for HSD services, Video services, and telephony services on page 52. In this regard, please tell us in detail how you considered ASC 280 and whether these different services are operating segments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications